EAGLE POINT CREDIT COMPANY

QUARTERLY UPDATE – 1Q 2022





MAY 24, 2022

IMPORTANT INFORMATION



This report and the information and views included herein do not constitute investment advice, or a recommendation or an offer to enter into any transaction with Eagle Point Credit Company Inc. (the "Company") or any of its affiliates. This report is provided for informational purposes only, does not constitute an offer to sell securities of the Company or a solicitation of an offer to purchase any such securities, and is not a prospectus. From time to time, the Company may have a registration statement relating to one or more of its securities on file with the Securities and Exchange Commission ("SEC"). Any registration statement that has not yet been declared effective by the SEC, and any prospectus relating thereto, is not complete and may be changed. Any securities that are the subject of such a registration statement may not be sold until the registration statement filed with the SEC is effective.

This presentation is solely for the use of the intended recipient(s). The information and its contents are the property of Eagle Point Credit Management LLC and/or the Company. Any unauthorized dissemination, copying or use of this presentation is strictly prohibited and may be in violation of law. This presentation is being provided for informational purposes only.

Investors should read the Company's prospectus and SEC filings (which are publicly available on the EDGAR Database on the SEC website at http://www.sec.gov) carefully and consider their investment goals, time horizons and risk tolerance before investing in the Company. Investors should consider the Company's investment objectives, risks, charges and expenses carefully before investing in securities of the Company. There is no guarantee that any of the goals, targets or objectives described in this report will be achieved. An investment in the Company is not appropriate for all investors. The investment program of the Company is speculative, entails substantial risk and includes investment techniques not employed by traditional mutual funds. An investment in the Company is not intended to be a complete investment program. Shares of closed-end investment companies, such as the Company, frequently trade at a discount from their net asset value, which may increase investors' risk of loss. **Past performance is not indicative of, or a guarantee of, future performance**. The performance and certain other portfolio information quoted herein represents information as of dates noted herein. Nothing herein shall be relied upon as a representation as to the future performance or portfolio holdings of the Company. Investment return and principal value of an investment will fluctuate, and shares, when sold, may be worth more or less than their original cost. The Company's performance is subject to change since the end of the period noted in this report and may be lower or higher than the performance data shown herein.

Neither Eagle Point Credit Management LLC nor the Company provides legal, accounting or tax advice. Any statement regarding such matters is explanatory and may not be relied upon as definitive advice. Investors should consult with their legal, accounting and tax advisers regarding any potential investment. The information presented herein is as of the dates noted herein and is derived from financial and other information of the Company, and, in certain cases, from third party sources and reports (including reports of third party custodians, CLO collateral managers and trustees) that have not been independently verified by the Company. As noted herein, certain of this information is estimated and unaudited, and therefore subject to change. We do not represent that such information is accurate or complete, and it should not be relied upon as such. This report does not purport to be complete and no obligation to update or revise any information herein is being assumed.

Information contained on our website is not incorporated by reference into this report and you should not consider information contained on our website to be part of this report or any other report we file with the SEC.

ABOUT EAGLE POINT CREDIT COMPANY

The Company is a non-diversified, closed-end management investment company. The Company's primary investment objective is to generate high current income with the secondary objective to generate capital appreciation, primarily through investment in equity and junior debt tranches of CLOs. The Company is externally managed and advised by Eagle Point Credit Management LLC. The Company makes certain unaudited portfolio information available each month on its website in addition to making certain other unaudited financial information available on its website (www.eaglepointcreditcompany.com). This information includes (1) an estimated range of the Company's NII and realized capital gains or losses per share of common stock for each calendar quarter end, generally made available within the first fifteen days after the applicable calendar month end, (2) an estimated range of the Company's NAV per share of common stock for the prior month end and certain additional portfolio-level information, generally made available within the first fifteen days after the applicable calendar month end, and (3) during the latter part of each month, an updated estimate of NAV, if applicable, and, with respect to each calendar quarter end, an updated estimate of the Company's NII and realized capital gains or losses per share for the applicable quarter, if available.

FORWARD-LOOKING STATEMENTS

These materials may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this presentation may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described in the prospectus and the Company's other filings with the SEC. The Company undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this presentation.

Eagle Point Credit is a registered trademark of Eagle Point Credit Management LLC.
© 2022. Eagle Point Credit Company Inc. All Rights Reserved.

TABLE OF CONTENTS



INTRODUCTION TO
EAGLE POINT CREDIT COMPANY(ECC)





INTRODUCTION TO ECC
Company and Adviser Overview



The Company: Eagle Point Credit Company Inc. (ECC)

IPO Date	▪ October 7, 2014
Primary Investment Objective	▪ To generate high current income by investing primarily in equity and junior debt tranches of collateralized loan obligations, or "CLOs"
Total Market Capitalization	▪ $782.2 million[1]
Distributions	▪ Monthly distribution of $0.14 per share of common stock beginning in April 2022 (distribution rate of 12.9%)[2] ▪ $16.12 cumulative common distributions per share since IPO[2]

The Adviser: Eagle Point Credit Management LLC

History	▪ Eagle Point Credit Management LLC ("Eagle Point" or the "Adviser") was formed in 2012 by Thomas Majewski and Stone Point Capital
Asset Under Management	▪ Approximately $7.5 billion[3] managed on behalf of institutional, high net worth and retail investors

1. Combined market capitalization of ECC, ECCC, ECC PRD, ECCX, ECCW and ECCV based on securities outstanding as of March 31, 2022 and market prices as of April 29, 2022.
2. Based on ECC's closing market price of $13.07 per share on April 29, 2022 and amount and frequency of distributions most recently declared by the Company. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**
3. As of March 31, 2022 and also reflects amounts managed by Eagle Point Credit Management LLC, an affiliate of the Adviser, inclusive of capital commitments that were undrawn as of such date.

INTRODUCTION TO ECC
ECC Highlights



CLO Equity is an Attractive Asset Class	▪ The Credit Suisse Leveraged Loan Index has generated positive total returns in 28 of the past 30 calendar years[1] ▪ Eagle Point believes CLO equity provides an attractive way to obtain exposure to senior secured loans
Specialized Investment Team	▪ Eagle Point is focused on CLO securities and related investments (as well as other income-oriented investments), and each member of the senior investment team is a CLO industry specialist who has been directly involved in the CLO market for the majority of his career
Differentiated Investment Strategy and Process	▪ ECC pursues a differentiated *private equity style* investment approach focused on proactively sourcing investment opportunities in CLO equity, seeking to take significant stakes and to influence key terms and conditions
Alignment of Interests	▪ Adviser and Senior Investment Team have approximately $20.7 million invested in securities issued by ECC[2]

Cumulative Common Stock Distributions



ECC pays a monthly distribution of $0.14 per share of common stock[1]

ECC Cumulative Common Distributions Per Share[2]

Year	Value
2015	$2.35
2016	$4.75
2017	$8.00
2018	$10.40
2019	$12.80
2020	$14.12
2021	$15.76
Q1 2022	$16.12

■ Regular Distributions   ■ Special Distribution

INTRODUCTION TO ECC

Track Record: Common Stock Total Return and Price to Book Ratio



For the period of October 7, 2014 – April 29, 2022:

- ECC generated a total return[1] of 85.73% versus 70.35% for the S&P BDC Index[2] (annualized net total return of 8.53% for ECC versus 7.30% for the S&P BDC Index)

- ECC traded at an average premium to book value of 10.8% while the BDCs comprising the S&P BDC Index[2] traded at an average discount of -6.3%





Past performance is not indicative of, or a guarantee of, future performance.

1. Total return is calculated as the percent change in the value of $10,000 invested in ECC common stock at the time of the Company's IPO and assumes that any dividends or distributions are reinvested at prices obtained by the Company's dividend reinvestment plan on the applicable payment date. Future results may vary and may be higher or lower than those shown. Returns do not reflect the deduction of taxes that a shareholder would pay on Company distributions or the sale of Company shares.

2. The S&P BDC Index is designed to track leading business development companies (BDCs) that trade on NYSE and NASDAQ and satisfy market capitalization and equity requirements. Although ECC is not a BDC, BDCs generally invest in high yielding credit investments, as does ECC. In addition, similar to ECC, BDCs generally elect to be classified as a regulated investment company under the U.S. Internal Revenue Code of 1986, as amended, which generally requires an investment company to distribute its taxable income to shareholders. You cannot invest directly in an index.

3. Price to book is calculated as price per share divided by book value per share, which for ECC, reflects management's reported estimate of book value for periods where final determined book values are not available. Future results may vary and may be higher or lower than those shown.

Source: Bloomberg.



12.9%
Current Distribution Rate[1]

130
Number of Resets Refis Re-Pricings Calls[2]

$0.14
Monthly Distribution[1]

18
Average Years of CLO Experience of Senior Investment Team

96.0%
Exposure to Floating Rate Senior Secured Loans[3]

Number of Underlying Loan Obligors[3]
1,852

Number of CLO Equity Securities[3]
113

Number of CLO Collateral Managers[3]
35

INTRODUCTION TO ECC
Securities Outstanding



Adviser and Senior Investment Team have $20.7 million invested in ECC and ECCX[1]

Common Stock		Preferred Stock and Unsecured Notes				
NYSE Ticker	ECC	**NYSE Ticker**	ECCC	ECC PRD	ECCV	ECCW	ECCX
Description	Common Stock	**Description**	Series C Term Preferred Stock Due 2031 ($25 Liquidation Preference)	Series D Perpetual Preferred Stock ($25 Liquidation Preference)	Unsecured Notes Due 2029 ($25 Par Denomination)	Unsecured Notes Due 2031 ($25 Par Denomination)	Unsecured Notes Due 2028 ($25 Par Denomination)
Market Cap[2]	$539.3	**Principal**	$53.2	$27.2	$93.3	$44.9	$32.4
Price per Share[2]	$13.07	**Price per Share[2]**	$24.80	$22.82	$23.49	$25.10	$25.18
Distribution[3]	$0.14	**Coupon**	6.50%	6.75%	5.375%	6.75%	6.6875%
Current Distribution Rate[3]	12.9%	**Yield to Maturity[2]**	6.6%	7.4%	6.6%	6.8%	6.7%
Payment Frequency	Monthly	**Payment Frequency**	Monthly	Monthly	Quarterly	Quarterly	Quarterly
Maturity Date	N/A	**Maturity Date**	6/30/2031	N/A	1/31/2029	3/31/2031	4/30/2028
Callable Date	N/A	**Callable Date**	6/16/2024	11/29/2026	1/31/2025	3/29/2024	Callable
Market Value Held by Adviser and Senior Investment Team[1]	$20.6mm	**Market Value Held by Adviser and Senior Investment Team[1]**	N/A	N/A	N/A	N/A	$140.2K

Past performance is not indicative of, or a guarantee of, future performance.

1. Amount includes holdings of Eagle Point and its senior investment personnel as of March 31, 2022 (based on market values as of April 29, 2022).
2. Reflects securities outstanding as of March 31, 2022 and market price as of April 29, 2022. Yield is shown to the stated maturity based on market prices as of April 29, 2022. If called prior to stated maturity, the yield could be adversely impacted.
3. Based on ECC's closing market price of $13.07 per share on April 29, 2022 and frequency and amount of regular distributions most recently declared by the Company. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**



SENIOR INVESTMENT TEAM AND
INVESTMENT PROCESS



INVESTMENT PROCESS
Senior Investment Team





Thomas Majewski
Managing Partner

Member of Eagle Point's Board and Investment Committee

26
Years in Financial Services

20
Years in CLO Industry

Background

Mr. Majewski has spent his entire career in the credit and structured finance markets

Founder of Eagle Point

- Longstanding experience as a CLO industry investor and investment banker
- Former Head of CLO Banking at RBS and Merrill Lynch



Daniel Ko
Principal and Portfolio Manager

16
Years in Financial Services

16
Years in CLO Industry

Background

Mr. Ko has direct experience in the CLO market dating back to 2006

CLO structuring specialist

- Specialized exclusively in structured finance throughout entire career
- Former Vice President at Bank of America Merrill Lynch in the CLO structuring group responsible for modeling deal cash flows, negotiating deal terms with both debt and equity investors and coordinating the rating process



Daniel Spinner, CAIA
Principal and Portfolio Manager

25
Years in Financial Services

19
Years in CLO Industry

Background

Mr. Spinner has financed and advised asset managers and funds throughout his career and is skilled at originating, analyzing and negotiating financings that work for both the lender and borrower

Focus on collateral manager evaluation / due diligence and capital markets activities

- Former Investment Analyst at 1199SEIU responsible for the private equity, special opportunities credit, and real estate portfolios
- Former Co-Founder of Structured Capital Partners, a financial holding company formed to invest in CLO and structured credit managers
- Former investment banker JPMorgan Securities, focused on asset management firms including CLO collateral managers



Eagle Point employs a process that we believe is more akin to a private equity-style investment approach than the typical process used by many investors in fixed income securities

Investment Strategy and Process	- Proactive sourcing of investment opportunities - Utilization of our methodical and rigorous investment analysis and due diligence process - Involvement at the CLO formation and structuring stage enables us to influence the key terms and conditions of the investment for significant primary market investments - Ongoing monitoring and diligence
Objective of the Process	- Outperformance relative to the CLO market - In the primary market, Eagle Point seeks to invest in CLO securities that have the potential to outperform other similar CLO securities issued within the respective vintage period







Eagle Point believes that CLO equity provides an attractive way to obtain exposure to loans

Distribution of CLO Equity IRRs U.S. CLOs (2002 – 2011 Vintages)[1]	CLO Equity Attributes

- CLO equity has historically generated strong absolute returns with a low loss rate



4 %

96%

IRRs over 15%

Positive IRRs up to 15%

- CLOs with positive equity returns
- CLOs with negative equity returns

- Potential for strong absolute and risk-adjusted returns

- Expected shorter duration high-yielding credit investment with potential for high quarterly cash distributions

- Expected protection against rising interest rates[2]

- Expected low-to-moderate correlation over the long-term with fixed income and equity

---

CLO EQUITY OVERVIEW

The CLO Market is Large and Important to the Loan Market



The CLO market is the largest source of capital for the U.S. senior secured loan market

U.S. Leveraged Loans Outstanding[1]



U.S. CLOs Outstanding[2]



Demand for Institutional Leveraged Loans[1]



U.S. Leveraged Loans Fund Flows ($ Billions)[4]



1.   Source: S&P LCD. As of March 31, 2022.
2.   Source: Refinitive Leveraged Loan Monthly. As of March 31, 2022.
3.   CAGR is an abbreviation for Compound Annual Growth Rate.
4.   Source: JP Morgan.

CLO EQUITY OVERVIEW
Positive Loan Market Track Record



From 1992 through 2021, the CSLLI generated positive total returns in 28 of the 30 calendar years

Credit Suisse Leveraged Loan Index ("CSLLI") Annual Total Return[1]

Annualized Return: 5.5%[1]

Year	Return
1992	6.8%
1993	11.2%
1994	10.3%
1995	8.9%
1996	7.5%
1997	8.3%
1998	5.3%
1999	4.7%
2000	4.9%
2001	2.7%
2002	1.1%
2003	11.0%
2004	5.6%
2005	5.7%
2006	7.3%
2007	1.9%
2008	-28.8%
2009	44.9%
2010	10.0%
2011	1.8%
2012	9.4%
2013	6.2%
2014	2.1%
2015	-0.4%
2016	9.9%
2017	4.2%
2018	1.1%
2019	8.2%
2020	2.8%
2021	5.4%
YTD 2022	-2.6%

Source: Credit Suisse. Data as of May 20, 2022. **Past performance is not indicative of, or a guarantee of, future performance.**

1. The CSLLI launched January 31, 1992 and tracks the investable universe of the US dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index. Similarly, since 2001, from a total return perspective, the S&P/LSTA Leveraged Loan Index experienced only two down years (2008 and 2015 with returns of -29.1% and -0.7%, respectively). The S&P/LSTA Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments.

CLO EQUITY OVERVIEW
Senior Secured Loans are the Raw Materials of CLOs



Senior	Senior position in a company's capital structure
Secured	First lien security interest in a company's assets
Floating Rate	Mitigates interest rate risk associated with fixed rate bonds[1]
Low LTV	Senior secured loans often have a loan-to-value ratio of approximately 40-60%[2]

Illustrative Obligor Capital Structure

Assets	Liabilities and Equity	% of Capital Structure
▪ Cash	**Senior Secured Loans** First priority pledge of assets	**40-60%**
▪ Receivables		
▪ Inventory		
▪ Property	**Subordinated Bonds** Generally unsecured	**10-20%**
▪ Plant		
▪ Equipment		
▪ Brands/Logos	**Equity** Dividends restricted while Senior Secured Loan is outstanding	**30-50%**
▪ Intangibles		
▪ Subsidiaries		

Illustrative purposes only. The actual capital structure of a borrower will vary.

Moody's Average Recovery Rate (1987–2016)[3]



Source: Moody's Investor Service – Annual Default Study: Corporate Default and Recovery Rates, 1920-2016.

Past performance is not indicative of, or a guarantee of, future performance.
1. The Adviser expects CLO equity to provide some measure of protection against rising interest rates when the applicable benchmark rate is greater than the benchmark rate floor on a CLO's underlying assets (which can typically range from 0.00% to 1.00% depending on the loan). However, CLO equity is also subject to other forms of interest rate risk.
2. Loan-to-value is typically based on market values as determined in an acquisition, by the public in the case of publicly traded companies, or by private market multiples and other valuation methodologies in the case of private companies.
3. No representation is being made as to the applicability of historical relative recovery rates for future periods.

CLO EQUITY OVERVIEW
The Spread in Loan Market Remains at High End of Historical Range



Historical Leveraged Loan Spreads

Ten Year Average: 374 bps

Long Term Average: 310 bps

Year	Spread (bps)
1992	247
1993	244
1994	233
1995	229
1996	254
1997	240
1998	238
1999	264
2000	284
2001	287
2002	303
2003	317
2004	286
2005	256
2006	255
2007	258
2008	270
2009	307
2010	352
2011	376
2012	409
2013	386
2014	386
2015	387
2016	391
2017	357
2018	348
2019	359
2020	358
2021	361
YTD 2022	363

Legend: Spread | Long Term Average | Ten Year Average

CLO EQUITY OVERVIEW
Loan Market Repayment Rate



Loan repayments provide capital for reinvestment within CLOs

Annual Repayment Rate

Legend: ■ Annual Repayment Rate — Average

Average: 32.4%

23.6% Cumulative Repayments

Year	Rate
2003	48.9%
2004	56.4%
2005	48.2%
2006	44.7%
2007	37.3%
2008	8.8%
2009	14.8%
2010	26.9%
2011	40.1%
2012	38.7%
2013	46.9%
2014	27.6%
2015	21.1%
2016	29.6%
2017	38.1%
2018	24.1%
2019	21.7%
2020	18.3%
2021	30.0%
YTD 2022	26.3%

CLO EQUITY OVERVIEW
CLOs are Securitizations of a Portfolio of Senior Secured Loans



ECC invests primarily in the equity and subordinated debt tranches

Assets

Liabilities + Equity

Primarily Floating Rate Collateral

Portfolio of primarily senior secured loans Rated B on average

Typically 5-7 year maturity

Senior Debt Typically AAA rated

Primarily Floating Rate CLO Debt

Subordinated Debt
Various tranches typically rated from AA to B

Equity Tranche
Not rated

Key CLO Structural Features

1. Actively managed portfolio

2. Match funded (i.e., limited refinancing risk)[1]

3. No mark to market triggers (i.e., no margin calls or forced sales)

4. Equity optionality over debt for majority holder due to protective rights

---

The CLO structure highlighted on this page is a hypothetical structure, and the structure of CLOs in which the Company invests may vary from the example.

1. Since a CLO's indenture typically requires that the maturity dates of a CLO's assets (typically 5 to 7 years from the date of issuance of a senior secured loan) be shorter than the maturity date of the CLO's liabilities (typically 12 to 13 years), CLOs generally do not face refinancing risk on the CLO debt. However, CLO investors do face reinvestment risk with respect to a CLO's underlying portfolio. In addition, in most CLO transactions, CLO debt investors are subject to prepayment risk in that the holders of a majority of the equity tranche can direct a call or refinancing of a CLO, which would cause the CLO's outstanding CLO debt securities to be repaid at par.





ECC SUPPLEMENTAL INFORMATION[1]
Income Statement and Balance Sheet Highlights



	Q1 2022 (Unaudited)	Q4 2021	Q3 2021 (Unaudited)	Q2 2021 (Unaudited)	Q1 2021 (Unaudited)
U.S. GAAP Net Investment Income ("NII") before Non-Recurring Expenses[2]	$0.39	$0.43	$0.37	$0.32	$0.29
U.S. GAAP Realized Gain/(Loss) before Non-Recurring Losses[2]	0.01	0.01	0.02	0.03	0.03
Total U.S.GAAP NII and Realized Gain/(Loss) before Non-Recurring Losses and Expenses[2]	$0.40	$0.44	$0.39	$0.35	$0.32
Non-Recurring Losses and Expenses[2,3]	($0.10)	($0.07)	$0.00	($0.03)	($0.04)
Total U.S.GAAP NII and Realized Gain/(Loss)[2]	$0.30	$0.37	$0.39	$0.32	$0.28
Total Portfolio Cash Distributions Received[2,4,5]	$1.23	$1.34	$1.24	$1.14	$1.06
Less Cash Received on CLOs called[2]	0.20	0.02	0.01	0.05	0.06
Recurring Portfolio Cash Distributions Received[2,6]	$1.03	$1.32	$1.23	$1.09	$1.00
Common Share Distributions Paid[6]	($0.36)	($0.36)	($0.30)	($0.24)	($0.24)
Total Company Expenses[2,7]	(0.35)	(0.37)	(0.32)	(0.31)	(0.28)
Total Common Share Distributions and Expenses	($0.71)	($0.73)	($0.62)	($0.55)	($0.52)
Special Common Share Distributions Declared[8]	$0.00	($0.50)	$0.00	$0.00	$0.00
Common Share Market Price (period end)	$13.15	$14.00	$13.62	$13.55	$11.98
Net Asset Value (period end)	$12.64	$13.39	$13.98	$12.97	$12.02
$ Premium / (Discount)	$0.51	$0.61	($0.36)	$0.58	($0.04)
% Premium / (Discount)	4.0%	4.6%	-2.6%	4.5%	-0.3%
(Figures below are in millions, except shares outstanding)					
Assets					
CLO Equity	$625.82	$632.67	$630.15	$569.00	$495.46
CLO Debt	59.19	44.16	49.45	30.29	24.83
Loan Accumulation Facilities	46.45	47.45	20.77	22.85	12.48
Bank Debt Term Loan	0.51	0.57	0.59	0.62	0.61
Common Stock	0.16	0.11	0.10	0.12	0.18
Corporate Bonds	5.70	5.64	7.63	7.14	0.00
Preferred Stock	0.00	0.03	0.00	0.00	0.00
Warrants	0.18	0.09	0.00	0.00	0.00
Cash	9.72	13.92	7.26	34.78	36.28
Receivables and Other Assets	46.03	23.40	45.14	26.15	19.54
Liabilities					
Notes (Net of Deferred Issuance Costs)	(168.04)	(140.69)	(141.72)	(140.34)	(132.22)
Preferred Stock (Net of Deferred Issuance Costs)	(53.42)	(73.14)	(94.06)	(83.16)	(52.20)
Payables and Other Liabilities	(24.43)	(28.02)	(31.75)	(20.12)	(16.09)
Temporary Equity					
Preferred Stock (Net of Deferred Issuance Costs)	(26.10)	(23.89)	0.00	0.00	0.00
Net Assets	$521.77	$502.30	$493.56	$447.33	$388.87
Weighted Avg of Common Shares for the period	39,722,490	36,149,795	34,962,299	33,425,405	32,354,890
Common Shares Outstanding at end of period	41,264,104	37,526,810	35,292,123	34,489,559	32,354,890

1. Certain of the information contained herein is unaudited. The information shown is derived from the Company's 2021 Annual Report, 2021 Semiannual Report and interim quarterly unaudited financial statements and/or other related financial information.
2. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.
3. Q1 2022 results include non-recurring upfront expenses associated with the offering of 5.375% Unsecured Notes due 2029 and non-recurring realized loss associated with accelerated amortization of upfront costs related to full redemption of remaining 7.75% Series B Term Preferred Stock and 6.75% Unsecured Notes due 2027. Q4 2021 results include non-recurring excise taxes and non-recurring realized loss associated with accelerated amortization of upfront costs related to the partial redemption of the 7.75% Series B Term Preferred Stock. Q2 2021 results include non-recurring upfront expenses associated with the offering of 6.50% Series C Term Preferred Stock due 2031 and full exercise of the overallotment option on 6.75% Unsecured Notes due 2031. Q1 2021 results include non-recurring upfront expenses associated with the offering of 6.75% Unsecured Notes due 2031.
4. Cash distributions include funds received from CLOs called (which includes a return of the Company's remaining invested capital in the applicable CLOs).
5. Cash distributions received per share are net of expenses associated with refinance, reset and repricing activity of $0.02, $0.02, $0.07, $0.07 and $0.06 per share for the periods of Q1 2022, Q4 2021, Q3 2021, Q2 2021 and Q1 2021, respectively.
6. See note 3 and 5 on page 23.
7. Includes operational and administrative expenses, interest expense, management and incentive fees, as well as non-recurring expenses mentioned in note 3 above.
8. Relates to the distribution of excess taxable income over the aggregate distributions paid to common shareholders during the 2021 tax year. The distribution was paid on January 24, 2022 to shareholders of record as of December 23, 2021.



ECC Portfolio Recurring Cash Flows[2]

RECURRING PORTFOLIO CASH DISTRIBUTIONS RECEIVED[3]

	Q1 2021	Q2 2021	Q3 2021	Q4 2021	Q1 2022
Total	$1.00	$1.09	$1.23	$1.32	$1.03
Cash Received in Excess of Common Share Distributions and Total Company Expenses	$0.48	$0.54	$0.61	$0.59	$0.32
Total Company Expenses	$0.28	$0.31	$0.32	$0.37	$0.35
Common Share Distributions Paid	$0.24	$0.24	$0.30	$0.36	$0.36

■ Cash Received in Excess of Common Share Distributions and Total Company Expenses

■ Total Company Expenses [4]

■ Common Share Distributions Paid [5]

1. Certain of the information contained herein is unaudited. The information shown above is derived from the Company's 2021 Annual Report, 2021 Semiannual Report and interim quarterly unaudited financial statements and/or other related financial information and is a graphical presentation for information previously provided on page 22.
2. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.
3. "Recurring Portfolio Cash Distributions Received" include quarterly distributions from CLO equity and debt investments and distributions from loan accumulation facilities in excess of capital invested and exclude funds received from CLOs called. Such distributions will vary from period to period and may be adversely affected by developments in the market. No representation is being made that such distributions will continue in the future at the same levels or at all, and nothing herein constitutes a guarantee of future distributions.
4. See note 7 on page 22.
5. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**

ECC SUPPLEMENTAL INFORMATION[1]
Quarterly Snapshot Trend



	Q1 2022 (Unaudited)	Q4 2021	Q3 2021 (Unaudited)	Q2 2021 (Unaudited)	Q1 2021 (Unaudited)
(Figures below are in millions, except for per share amounts and shares outstanding)					
Distributions Received From CLO Equity[2,3]	$47.63	$45.69	$41.98	$37.55	$32.92
Distributions Received From Other Investments[3]	1.20	2.76	1.50	0.63	1.48
Total Portfolio Cash Distributions Received[3]	$48.83	$48.45	$43.48	$38.18	$34.40
Investment Income From CLO Equity	$23.82	$24.55	$22.03	$19.07	$16.06
Investment Income From CLO Debt	0.48	0.56	0.51	0.44	0.30
Investment Income From Loan Accumulation Facilities	2.40	1.85	1.64	0.40	0.84
Investment Income from Non CLO Assets	0.12	0.12	0.12	0.03	0.00
Total Gross Income	$26.82	$27.08	$24.30	$19.94	$17.20
Cash Flow Treated as Return of Capital	$23.16	$21.42	$22.08	$18.62	$18.28
Operational and Administrative Expense[4]	$0.95	$1.06	$1.21	$0.82	$0.88
Portfolio Cash Distributions Received:					
Recurring CLO Equity Distributions[3]	$39.91	$45.02	$41.66	$35.75	$31.00
Called CLO Equity Distributions[3]	7.72	0.67	0.32	1.80	1.92
Distributions Received From CLO Equity[2,3]	$47.63	$45.69	$41.98	$37.55	$32.92
Distributions Received From CLO Debt[3]	0.48	0.57	0.38	0.47	0.29
Distributions Received From Loan Accumulation Facilities[3]	0.72	2.19	1.12	0.16	1.19
Total Portfolio Cash Distributions Received[3]	$48.83	$48.45	$43.48	$38.18	$34.40
Portfolio Cash Distributions Received per Common Share[2,3,5,6]	$1.23	$1.34	$1.24	$1.14	$1.06
Total U.S. GAAP NII and Realized Gain/(Loss) per Common Share[5]	$0.30	$0.37	$0.39	$0.32	$0.28
Weighted Avg of Common Shares for the period	39,722,490	36,149,795	34,962,299	33,425,405	32,354,890
Common Shares Outstanding at end of period	41,264,104	37,526,810	35,292,123	34,489,559	32,354,890

1. Certain of the information contained herein is unaudited. The information shown above is derived from the Company's 2021 Annual Report, 2021 Semiannual Report and interim quarterly unaudited financial statements and/or other related financial information.
2. Cash distributions include funds received from CLOs called (which includes a return of the Company's remaining invested capital in the applicable CLOs).
3. Amounts represent cash received during the period noted. Such amounts may represent income recorded in a previous period.
4. Excludes interest expense, management fees, incentive fees and excise tax as well as non-recurring upfront expenses associated with offering of 6.50% Series C Term Preferred Stock due 2031, 6.75% Unsecured Notes due 2031 and 5.375% Unsecured Notes due 2029.
5. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.
6. Cash distributions received per share are net of expenses associated with refinance, reset and repricing activity of $0.02, $0.02, $0.07, $0.07 and $0.06 per share for the periods of Q1 2022, Q4 2021, Q3 2021, Q2 2021 and Q1 2021, respectively.

ECC SUPPLEMENTAL INFORMATION[1]
Portfolio Details – Q1 2022



CLO Equity Holdings (as of March 31, 2022)	Vintage	Refi/Reset/Call	Years Remaining in Non-Call Period	Years Remaining in Reinvestment Period	Income Accrued During Q1 2022	Cash Received During Q1 2022	Income Accrued During Q4 2021	Return of Capital in Q1 2022	Q1 Cash Received as % of Prior Qtr Accrual	CCC+/Caa1 or Lower	Junior OC Cushion	Senior AAA Spread	Weighted Average Portfolio Spread	Weighted Average Rating Factor	Diversity Score
Anchorage Credit Funding 12	2020		0.5	3.6	$215	$286	$201	$0	143%	17.47%	5.46%	2.10%	4.43%	3,411	66
Anchorage Credit Funding 13	2021		1.3	4.3	$23	$86	$20	$38	426%	15.01%	5.35%	1.64%	4.04%	3,358	67
Ares XXXIV	2015		0.0	3.0	$329	$619	$371	$250	167%	5.71%	3.32%	1.25%	3.59%	3,033	85
Ares XLI	2016	RF Q3-19 / RS Q1-21	1.0	4.0	$635	$956	$707	$249	135%	5.72%	5.62%	1.07%	3.62%	3,046	85
Ares XLIII	2017	RS Q2-21	1.2	4.3	$619	$973	$658	$306	148%	5.71%	5.49%	1.16%	3.62%	3,064	85
Ares XLIV	2017		1.0	4.0	$171	$227	$162	$65	141%	4.89%	5.01%	1.09%	3.63%	3,020	86
Ares XLVII	2018		0.0	1.0	$287	$439	$312	$129	141%	5.94%	2.53%	0.94%	3.63%	3,120	85
Ares LI	2019	RS Q3-21	1.3	4.3	$408	$563	$461	$101	122%	6.74%	6.10%	1.18%	3.64%	3,142	86
Ares LVIII	2020	RS Q1-22	1.8	4.8	$165	$594	$166	$384	357%	4.79%	5.53%	1.33%	3.68%	2,979	82
Bain 2021-1	2021		1.0	4.1	$278	$412	$265	$129	156%	3.63%	5.20%	1.06%	3.50%	2,797	93
Bardin Hill 2021-2[2]	2021		1.6	4.6	$45	$0	$33	$0	0%	3.68%	5.19%	1.25%	3.72%	2,744	83
Barings 2018-1	2018		0.0	1.0	$457	$933	$492	$435	189%	6.44%	3.07%	0.95%	3.45%	2,789	92
Barings 2019-I	2019	RS Q2-21	1.0	4.0	$402	$508	$437	$71	116%	6.08%	5.71%	1.13%	3.49%	2,769	90
Barings 2019-II	2019	RS Q2-21	1.0	4.0	$449	$582	$482	$102	121%	6.32%	5.70%	1.17%	3.50%	2,782	90
Barings 2020-I	2020	RS Q3-21	1.5	4.5	$204	$128	$210	$1	61%	3.13%	5.63%	1.15%	3.50%	2,638	71
Barings 2021-III[2]	2021		1.7	4.8	$61	$0	$7	$0	0%	1.81%	6.08%	1.15%	3.61%	2,731	75
Barings 2022-I[2]	2022		2.0	5.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Blackstone Basswood Park	2021		1.1	4.1	$133	$217	$147	$71	148%	5.91%	5.01%	1.00%	3.47%	2,830	74
Blackstone Bethpage Park[2]	2021		1.5	4.5	$414	$0	$259	$0	0%	4.18%	5.68%	1.13%	3.57%	2,793	71
Blackstone Bristol Park	2016	RF Q1-20	0.0	0.0	$745	$1,485	$829	$656	179%	6.82%	3.90%	0.99%	3.43%	2,845	84
Blackstone Dewolf Park	2017	RF Q4-21	0.0	0.5	$192	$331	$195	$131	170%	7.54%	4.64%	0.92%	3.46%	2,887	84
BBAM European CLO II[2]	2021		1.3	4.3	$348	$0	$205	$0	0%	2.78%	4.86%	1.02%	3.89%	2,879	49
BlueMountain 2013-2	2013	RS Q4-17	0.0	0.6	$472	$701	$489	$152	143%	7.73%	1.39%	1.19%	3.40%	2,895	92
BlueMountain 2018-1	2018		0.0	1.3	$178	$238	$192	$0	124%	7.86%	1.79%	1.12%	3.48%	2,780	96
BlueMountain XXIII	2018		0.0	1.6	$192	$244	$195	$48	125%	7.70%	3.76%	1.18%	3.50%	2,935	95
BlueMountain XXIV	2019	RS Q1-21	1.1	4.1	$257	$309	$276	$33	112%	5.93%	5.57%	1.10%	3.50%	2,791	92
BlueMountain XXV	2019	RS Q2-21	1.3	4.3	$224	$276	$243	$32	114%	6.69%	5.36%	1.20%	3.50%	2,785	95
Brigade Battalion IX	2015	RS Q2-18	0.0	1.3	$489	$741	$506	$238	146%	7.88%	5.42%	1.10%	3.85%	2,823	78
Brigade Battalion XVIII	2020	RS Q4-21	1.5	4.5	$368	$303	$373	$1	81%	3.76%	5.53%	1.20%	3.85%	2,650	0
Brigade Battalion XIX	2021		1.0	4.0	$285	$377	$299	$79	126%	3.05%	5.71%	1.07%	3.87%	2,689	76
Carlyle GMS 2014-5	2014	RF Q1-17 / RS Q3-18	0.0	1.3	$198	$329	$167	$150	197%	4.50%	2.79%	1.15%	3.42%	2,778	0
Carlyle GMS 2017-4	2017		0.0	0.8	$137	$324	$120	$202	270%	4.85%	3.14%	1.18%	3.40%	2,765	96
Carlyle GMS 2018-1	2018		0.0	1.1	$129	$192	$122	$69	157%	5.09%	2.94%	1.02%	3.45%	2,786	96
Carlyle GMS 2018-4	2018		0.0	1.8	$164	$246	$175	$70	140%	3.67%	3.66%	1.18%	3.41%	2,724	96
Carlyle GMS 2019-4	2020	RS Q1-22	1.9	5.0	$212	$296	$151	$71	196%	3.41%	5.55%	1.33%	3.55%	2,727	94
Carlyle GMS 2021-1	2021		1.0	4.0	$395	$640	$442	$208	145%	3.09%	5.29%	1.14%	3.60%	2,677	88
Carlyle GMS 2021-4	2021		1.1	4.1	$361	$614	$176	$352	348%	2.69%	5.13%	1.13%	3.65%	2,689	84
Carlyle GMS 2021-7	2021		1.5	4.5	$339	$947	$353	$509	269%	2.11%	5.55%	1.16%	3.61%	2,667	83
Carlyle GMS 2022-1[2]	2022		2.0	5.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
CIFC 2013-II	2013	RS Q4-17 / RF Q2-21	0.0	0.6	$285	$606	$293	$313	207%	7.09%	4.89%	1.00%	3.35%	2,850	96
CIFC Funding 2014	2014	RF Q2-17 / RS Q1-18	0.0	0.8	$181	$572	$186	$381	307%	7.32%	3.35%	1.11%	3.35%	2,825	95
CIFC Funding 2014-III	2014	RF Q3-17 / RS Q4-18	0.0	1.6	$231	$554	$250	$305	222%	6.90%	3.01%	1.21%	3.41%	2,953	96
CIFC Funding 2014-IV	2018	RF Q1-17 / RS Q4-18/ RS Q4-21	1.8	4.8	$160	$0	$43	$0	0%	6.73%	5.62%	1.18%	3.43%	2,893	90
CIFC Funding 2015-III	2015	RS Q1-18	0.0	0.0	$195	$450	$197	$252	228%	6.09%	3.51%	0.87%	3.23%	2,733	86
CIFC Funding 2019-III	2019	RS Q3-21	1.5	4.5	$81	$103	$90	$13	114%	4.77%	5.67%	1.16%	3.44%	2,782	94
CIFC Funding 2019-IV	2019	RS Q3-21	1.5	4.5	$386	$373	$410	$11	91%	4.83%	5.62%	1.17%	3.44%	2,815	91
CIFC Funding 2020-I	2020	RS Q3-21	1.3	4.3	$346	$262	$370	$5	71%	3.36%	5.65%	1.16%	3.48%	2,790	89
CIFC Funding 2020-IV	2021		0.8	3.9	$256	$374	$282	$94	133%	2.49%	5.62%	1.32%	3.55%	2,823	86
CIFC Funding 2021-III	2021		1.2	4.3	$465	$828	$518	$309	160%	3.29%	5.52%	1.14%	3.61%	2,811	81
CIFC Funding 2021-VI[2]	2021		1.5	4.5	$385	$0	$268	$0	0%	2.99%	5.82%	1.14%	3.59%	2,769	74
CIFC Funding 2022-I[2]	2022		1.9	5.0	$102	$0	$0	$0	NM	1.82%	5.50%	1.32%	3.63%	N/A	N/A
CSAM Madison Park XXI	2016	RS Q4-19 / RF Q4-21	0.5	2.5	$191	$268	$156	$6	172%	6.84%	3.98%	1.10%	3.62%	2,914	78
CSAM Madison Park XXII	2016	RS Q1-20	0.0	2.8	$150	$228	$163	$65	140%	7.93%	3.88%	1.27%	3.57%	2,979	78
CSAM Madison Park XL	2013	RS Q2-17 / RF Q1-21	0.0	0.2	$314	$591	$345	$265	171%	8.45%	3.72%	0.99%	3.55%	2,924	81
CSAM Madison Park XLIV	2018	RF Q4-20	0.0	1.8	$220	$314	$231	$83	136%	7.35%	4.49%	1.19%	3.57%	2,922	81
CSAM Madison Park XLVII	2020		0.8	3.8	$60	$86	$65	$21	132%	6.05%	5.27%	1.37%	3.65%	2,853	69
Cutwater 2015-I	2015		0.0	0.0	$216	$938	$449	$511	209%	21.55%	1.30%	1.22%	3.93%	3,591	56
DeAM Flagship VIII	2014	RF Q1-17 / RF Q2-18	0.0	0.0	$0	$37	$0	$0	NM	11.68%	30.52%	N/A	3.02%	3,315	30
Eaton Vance 2015-1	2015		0.0	0.8	$186	$306	$209	$97	146%	6.42%	2.55%	1.09%	3.44%	2,897	82

1. The portfolio level data contained herein is derived from the Company's 2021 Annual Report, interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Excludes CLO debt and loan accumulation facilities. Dollar amounts in thousands.
2. As of March 31, 2022, the CLO either had not reached its first payment date or, in the case of secondary purchases, had not made a payment since the Company owned the security.



CLO Equity Holdings (as of March 31, 2022)	Vintage	Refi/Reset/Call	Years Remaining in Non-Call Period	Years Remaining in Reinvestment Period	Income Accrued During Q1 2022	Cash Received During Q1 2022	Income Accrued During Q4 2021	Return of Capital in Q1 2022	Q1 Cash Received as % of Prior Qtr Accrual	CCC+/Caa1 or Lower	Junior OC Cushion	Senior AAA Spread	Weighted Average Portfolio Spread	Weighted Average Rating Factor	Diversity Score
First Eagle Lake Shore MM I	2019	RS Q2-21	1.0	3.0	$545	$615	$577	$38	107%	12.19%	6.01%	1.72%	5.01%	3,634	51
First Eagle Wind River 2013-2	2013	RS Q4-17 / RF Q3-21	0.0	0.6	$136	$457	$136	$317	335%	6.25%	2.59%	1.00%	3.52%	2,806	82
First Eagle Wind River 2014-1	2014	RF Q1-17 / RS Q2-18	0.0	1.3	$87	$361	$101	$255	356%	5.70%	1.80%	1.05%	3.52%	2,786	86
First Eagle Wind River 2014-3	2015	RF Q2-17 / RS Q3-18 / RF Q4-20	0.0	1.6	$147	$386	$154	$228	250%	4.57%	2.95%	1.16%	3.53%	2,771	78
First Eagle Wind River 2017-1	2017	RF Q4-19 / RS Q1-21	1.0	4.1	$422	$494	$466	$166	106%	5.66%	5.69%	1.06%	3.47%	2,757	88
First Eagle Wind River 2017-3	2017	RS Q2-21	1.0	4.0	$547	$812	$598	$207	136%	5.98%	5.69%	1.15%	3.45%	2,748	86
First Eagle Wind River 2018-1	2018		0.0	1.3	$472	$720	$491	$225	147%	6.39%	4.35%	1.07%	3.46%	2,758	85
First Eagle Wind River 2019-2	2019	RS Q1-22	1.8	4.8	$427	$910	$419	$344	217%	3.97%	5.67%	1.35%	3.55%	2,762	80
Greywolf IV	2019		1.0	4.0	$174	$204	$187	$18	109%	5.04%	3.70%	1.23%	3.44%	2,899	82
HarbourView VII	2018	RF Q1-17 / RS Q2-18	0.0	1.3	$0	$0	$0	$0	NM	4.15%	-1.55%	1.13%	3.42%	2,733	86
Marathon VI	2014	RF Q2-17 / RS Q2-18	0.0	0.0	$0	$0	$0	$0	NM	25.28%	0.79%	0.92%	3.70%	3,617	49
Marathon VII	2014	RF Q2-17	0.0	0.0	$0	$0	$0	$0	NM	51.78%	-7.42%	0.00%	4.68%	4,541	15
Marathon VIII	2015	RS Q3-18	0.0	1.6	$60	$688	$37	$617	1861%	10.89%	1.13%	1.25%	3.75%	2,867	97
Marathon X	2017		0.7	0.0	$0	$83	$0	$83	NM	7.21%	-0.26%	1.00%	3.60%	2,843	82
Marathon XI	2018		0.0	1.1	$18	$110	$19	$91	566%	7.58%	0.20%	1.15%	3.69%	2,743	95
Marathon XII	2018	RF Q3-20	0.0	1.0	$25	$217	$24	$191	897%	7.61%	0.63%	1.18%	3.66%	2,848	96
MJX Venture 41	2021		0.8	3.8	$108	$142	$37	$80	386%	2.26%	5.72%	1.32%	3.69%	2,416	100
Octagon 26	2016	RS Q2-18	0.0	1.3	$336	$579	$369	$212	157%	7.01%	2.31%	1.05%	3.59%	2,700	90
Octagon 27	2016	RS Q3-18 / RP Q3-20	0.0	1.3	$263	$475	$282	$193	168%	6.75%	2.23%	1.09%	3.59%	2,699	89
Octagon 29	2016		0.0	2.8	$238	$353	$252	$100	140%	9.77%	4.87%	1.18%	3.63%	2,740	82
Octagon 37	2018		0.0	1.3	$38	$73	$40	$33	182%	6.27%	1.97%	1.04%	3.62%	2,639	85
Octagon 44	2019	RS Q3-21	1.5	4.5	$418	$587	$449	$139	131%	9.77%	5.73%	1.18%	3.65%	2,744	86
Octagon 46	2020	RS Q3-21	1.3	4.3	$380	$232	$400	$3	58%	8.40%	5.25%	1.16%	3.66%	2,633	84
Octagon 48	2020		1.6	4.6	$7	$0	$0	$0	NM	5.67%	5.46%	1.15%	3.52%	2,595	86
Octagon 50	2020	RS Q4-21	1.6	4.8	$307	$265	$339	$58	78%	7.98%	5.25%	1.15%	3.67%	2,636	79
Octagon 51	2021		1.2	4.3	$233	$341	$208	$132	164%	6.74%	5.58%	1.15%	3.62%	2,660	82
Octagon 55	2021		1.3	4.3	$124	$0	$0	$0	NM	4.45%	5.61%	1.15%	3.63%	2,670	76
Octagon XIV	2012	RS Q2-17 / RF Q1-21	0.0	0.3	$103	$731	$137	$598	535%	8.89%	1.32%	0.98%	3.39%	2,576	80
OCP Euro 2019-3	2019		0.3	3.3	$48	$34	$45	$0	74%	2.87%	4.35%	0.82%	3.86%	2,885	63
OFSI BSL VIII	2017	RF Q1-21	0.0	0.0	$0	$304	$0	$304	NM	6.21%	1.46%	1.00%	3.22%	2,717	63
Prudential Dryden 53	2018		0.0	0.8	$186	$348	$209	$139	166%	5.58%	4.26%	1.12%	3.34%	2,714	98
Prudential Dryden 64	2018		0.0	1.0	$355	$478	$397	$83	120%	6.14%	3.07%	0.97%	3.36%	2,754	97
Prudential Dryden 66 Euro	2018		1.0	1.3	$31	$66	$29	$46	225%	2.93%	4.03%	0.79%	3.91%	2,983	55
Prudential Dryden 68	2019	RS Q3-21	1.3	4.3	$372	$525	$420	$105	125%	7.14%	5.22%	1.17%	3.39%	2,690	98
Prudential Dryden 78	2020		0.0	3.0	$28	$43	$31	$12	139%	5.71%	4.43%	1.18%	3.34%	2,680	96
Prudential Dryden 85	2020	RS Q3-21	1.5	4.5	$341	$346	$366	$5	95%	4.52%	5.40%	1.15%	3.39%	2,615	95
Prudential Dryden 88 Euro	2021		0.7	3.8	$19	$62	$21	$24	295%	5.95%	5.00%	0.85%	4.00%	3,026	52
Regatta VII	2016		1.2	4.2	$143	$217	$145	$96	150%	6.15%	4.63%	1.16%	3.47%	2,813	93
Regatta XX	2021		1.5	4.5	$345	$1,090	$384	$585	284%	2.61%	5.67%	1.16%	3.56%	2,712	90
Rockford Tower 2019-1	2019		1.0	4.0	$220	$315	$244	$70	129%	7.06%	5.71%	1.12%	3.47%	2,647	88
Steele Creek 2018-1	2018		0.0	1.0	$209	$453	$220	$235	205%	4.84%	2.55%	1.01%	3.42%	2,631	80
Steele Creek 2019-1	2019	RF Q3-21	0.5	2.0	$200	$296	$198	$90	149%	3.20%	4.04%	1.19%	3.41%	2,536	80
Zais 3	2015	RS Q2-18	0.0	1.3	$214	$653	$275	$377	238%	9.95%	1.61%	1.21%	3.89%	2,857	87
Zais 5	2016	RF Q1-21	0.0	0.0	$0	$79	$0	$79	NM	14.82%	2.40%	1.25%	3.74%	3,200	55
Zais 6	2017	RF Q2-21	0.0	0.0	$2	$409	$13	$394	3123%	10.98%	1.32%	1.16%	3.64%	2,844	74
Zais 7	2017		0.0	0.0	$38	$472	$64	$404	737%	8.40%	2.20%	1.29%	3.87%	2,822	84
Zais 8	2018		0.0	0.0	$0	$28	$0	$28	10533%	13.04%	1.62%	0.95%	3.64%	3,015	65
Zais 9	2018	RP Q3-20	0.0	1.3	$34	$124	$42	$80	294%	8.20%	1.70%	1.20%	3.83%	2,819	88
ALM VIII	2013	RS Q4-16 / Called Q1-20	0.0	0.0	$0	$661	$0	$192	NM	N/A	N/A	N/A	N/A	N/A	N/A
Bain 2016-2	2016	RF Q3-19 / RF Q1 -21 / Called Q1-22	0.0	0.0	$12	$1,557	$50	$1,495	NM	N/A	N/A	N/A	N/A	N/A	N/A
Bain Avery Point V	2014	RF Q3-17 / Called Q3-21	0.0	0.0	$0	$78	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Blackstone Taconic Park	2016	Called Q1-22	0.0	0.0	$0	$3,532	$0	$3,532	NM	N/A	N/A	N/A	N/A	N/A	N/A
First Eagle Wind River 2016-1	2016	RF Q3-18 / Called Q1-22	0.0	0.0	$18	$276	$248	$48	NM	N/A	N/A	N/A	N/A	N/A	N/A
Steele Creek 2015-1	2015	RS Q2-17 / RF Q1-21 / Called Q1-22	0.0	0.0	$0	$2,347	$0	$2,347	NM	N/A	N/A	N/A	N/A	N/A	N/A
Total/Weighted Average[3]			0.6	3.1	$23,820	$47,629	$24,548	$23,161		7.40%	4.68%	1.11%	3.58%	2,849	79
Positions no longer held as of March 31, 2022					$0	$0	$0	$0							
Total including positions no longer held as of March 31, 2022					$23,820	$47,629	$24,548	$23,161							

1. The portfolio level data contained herein is derived from the Company's 2021 Annual Report, interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Excludes CLO debt and loan accumulation facilities. Dollar amounts in thousands.
2. As of March 31, 2022, the CLO either had not reached its first payment date or, in the case of secondary purchases, had not made a payment since the Company owned the security.
3. Weighted average calculations exclude called CLOs and newly issued CLOs for which lookthrough data is not yet available.

ECC SUPPLEMENTAL INFORMATION[1]
Changes in Effective Yield



The following table represents changes made to effective yields from the prior quarter end

CLO Equity Holdings (as of March 31, 2022)	Effective Yield as of December 31, 2021	Effective Yield as of March 31, 2022	Change in Effective Yield	CLO Equity Holdings (as of March 31, 2022)	Effective Yield as of December 31, 2021	Effective Yield as of March 31, 2022	Change in Effective Yield
Anchorage Credit Funding 12	11.68%	13.04%	1.36%	First Eagle Lake Shore MM I	25.45%	24.61%	-0.84%
Anchorage Credit Funding 13	7.18%	8.69%	1.51%	First Eagle Wind River 2013-2	8.31%	8.61%	0.31%
Ares XXXIV	21.82%	18.91%	-2.91%	First Eagle Wind River 2014-1	10.62%	8.96%	-1.66%
Ares XLI	18.65%	17.01%	-1.64%	First Eagle Wind River 2014-3	10.90%	10.63%	-0.27%
Ares XLIII	15.98%	15.74%	-0.24%	First Eagle Wind River 2017-1	18.48%	16.78%	-1.70%
Ares XLIV	15.35%	13.87%	-1.48%	First Eagle Wind River 2017-3	16.23%	14.89%	-1.34%
Ares XLVII	27.84%	26.65%	-1.19%	First Eagle Wind River 2018-1	19.40%	19.24%	-0.16%
Ares LI	21.24%	18.75%	-2.49%	First Eagle Wind River 2019-2	19.57%	23.63%	4.06%
Ares LVIII	14.47%	17.19%	2.73%	Greywolf CLO IV	18.54%	17.59%	-0.94%
Bain 2021-1	16.73%	16.47%	-0.25%	HarbourView VII	0.00%	0.00%	
Bardin Hill 2021-2	20.53%	17.98%	-2.55%	HLA 2014-3	0.00%	0.00%	
Barings 2018-1	15.30%	14.60%	-0.70%	Marathon VI	0.00%	0.00%	
Barings 2019-I	19.34%	17.94%	-1.39%	Marathon VII	0.00%	0.00%	
Barings 2019-II	18.66%	17.76%	-0.90%	Marathon VIII	1.52%	2.88%	1.36%
Barings 2020-I	33.02%	31.63%	-1.39%	Marathon X	0.00%	0.00%	
Barings 2021-III	17.30%	15.88%	-1.42%	Marathon XI	4.77%	4.64%	-0.13%
Barings 2022-1[2]		22.70%	New	Marathon XII	3.20%	3.36%	0.16%
Blackstone Basswood Park	14.33%	13.26%	-1.07%	MJX Venture 41	19.03%	17.95%	-1.08%
Blackstone Bethpage Park	17.36%	16.94%	-0.42%	OCP Euro CLO 2019-3	15.58%	16.79%	1.20%
Blackstone Bristol Park	17.21%	15.97%	-1.24%	Octagon 26	26.76%	25.53%	-1.22%
Blackstone Dewolf Park	15.80%	15.83%	0.02%	Octagon 27	21.78%	21.20%	-0.58%
BlueBay AM Euro II	17.30%	17.02%	-0.28%	Octagon 29	14.96%	14.34%	-0.62%
BlueMountain 2013-2	30.60%	30.72%	0.11%	Octagon 37	15.15%	14.68%	-0.47%
BlueMountain 2018-I	59.05%	56.52%	-2.54%	Octagon 44	19.48%	18.61%	-0.87%
BlueMountain XXIII	18.40%	18.66%	0.26%	Octagon 46	37.40%	34.82%	-2.59%
BlueMountain XXIV	29.86%	28.00%	-1.86%	Octagon 48[2]		16.43%	New
BlueMountain XXV	26.47%	24.56%	-1.92%	Octagon 50	26.90%	24.81%	-2.09%
Brigade Battalion IX	17.72%	17.89%	0.17%	Octagon 55[2]		15.18%	New
Brigade Battalion XVIII	37.25%	36.73%	-0.51%	Octagon XIV	2.18%	0.01%	-2.17%
Brigade Battalion XIX	25.11%	24.83%	-0.28%	OFSI BSL VIII	0.00%	0.00%	
Carlyle GMS 2014-5	18.89%	25.13%	6.25%	Prudential Dryden 53	19.83%	18.11%	-1.72%
Carlyle GMS 2017-4	9.11%	11.19%	2.08%	Prudential Dryden 64	42.59%	38.56%	-4.03%
Carlyle GMS 2018-1	19.45%	22.01%	2.55%	Prudential Dryden 66 Euro	13.74%	16.67%	2.93%
Carlyle GMS 2018-4	15.67%	14.93%	-0.74%	Prudential Dryden 68	17.85%	15.85%	-2.00%
Carlyle GMS 2019-4	13.98%	19.85%	5.86%	Prudential Dryden 78	15.93%	14.50%	-1.43%
Carlyle GMS 2021-1	23.74%	22.40%	-1.34%	Prudential Dryden 85	25.47%	22.88%	-2.59%
Carlyle GMS 2021-4	14.97%	14.41%	-0.56%	Prudential Dryden 88 Euro	13.42%	15.61%	2.19%
Carlyle GMS 2021-7	17.52%	18.34%	0.82%	Regatta VII	18.07%	15.32%	-2.75%
Carlyle GMS 2022-1[2]		18.70%	New	Regatta VII R1A Fee Note	53.10%	53.25%	0.14%
CIFC Funding 2013-II	19.77%	20.39%	0.61%	Regatta VII R2 Fee Note	101.70%	86.78%	-14.91%
CIFC Funding 2014	10.80%	11.31%	0.51%	Regatta XX	19.10%	18.74%	-0.36%
CIFC Funding 2014-III	13.13%	12.70%	-0.43%	Rockford Tower 2019-1	18.08%	16.27%	-1.81%
CIFC Funding 2014-IV	7.73%	14.74%	7.01%	Steele Creek CLO 2018-1	12.19%	12.32%	0.13%
CIFC Funding 2015-III	21.77%	23.75%	1.98%	Steele Creek CLO 2019-1	13.54%	13.60%	0.06%
CIFC Funding 2019-III	17.43%	15.71%	-1.72%	Zais 3	12.74%	9.70%	-3.04%
CIFC Funding 2019-IV	17.10%	15.42%	-1.68%	Zais 5	0.00%	0.00%	
CIFC Funding 2020-I	32.12%	29.48%	-2.64%	Zais 6	0.60%	0.00%	-0.60%
CIFC Funding 2020-IV	20.14%	18.68%	-1.46%	Zais 7	3.66%	1.09%	-2.57%
CIFC Funding 2021-III	19.95%	18.33%	-1.62%	Zais 8	0.28%	0.00%	-0.28%
CIFC Funding 2021-VI	18.74%	17.24%	-1.50%	Zais 9	9.78%	7.31%	-2.46%
CIFC Funding 2022-I[2]		18.31%	New				
CSAM Madison Park XXI	16.50%	22.61%	6.11%	**Weighted Average**	**17.37%**	**16.78%**	
CSAM Madison Park XXII	16.55%	15.61%	-0.93%				
CSAM Madison Park XL	19.12%	18.90%	-0.22%	**Called CLO Equity Holdings[3]**			
CSAM Madison Park XLIV	18.07%	17.77%	-0.30%	ALM VIII Preferred Shares	0.00%	0.00%	
CSAM Madison Park XLVII	15.95%	15.23%	-0.73%	Bain 2016-2	2.63%	0.00%	-2.63%
Cutwater 2015-I	14.29%	4.91%	-9.38%	Bain Avery Point V	0.00%	0.00%	
DeAM Flagship VIII	0.00%	0.00%		Blackstone Taconic Park[2]		0.00%	NEW
Octagon 51	18.26%	17.72%	-0.54%	Steele Creek CLO 2015-1	0.00%	0.00%	
Eaton Vance 2015-1	32.79%	29.92%	-2.87%	First Eagle Wind River 2016-1	13.67%	0.00%	-13.67%
				Weighted Average	**17.04%[4]**	**16.30%[5]**	

1. Source: Consolidated Schedule of Investments of the Company's March 31, 2022 unaudited financial statements and 2021 Annual Report.
2. Not held as of December 31, 2021.
3. These CLOs were called and final equity payments were pending as of the last day of the quarter.
4. Weighted average effective yield of CLO Equity investments held as of December 31, 2021 (inclusive of securities sold during Q1 2022 and not reflected in this schedule) was 17.03%.
5. Weighted average effective yield of CLO Equity investments excluding securities purchased or sold during Q1 2022 is 16.27%.

27

ECC SUPPLEMENTAL INFORMATION[1]
Additional Information



Loan Accumulation Facility Holdings (as of March 31, 2022)	Capital Invested	Income Accrued During Q1 2022	Cash Received During Q1 2022	Realized Gain/(Loss)
Steamboat XXIV, Ltd., Income Notes	$7.29	$0.31	$0.00	$0.00
Steamboat XXVII Ltd., Income Notes	8.88	0.36	0.00	0.00
Steamboat XXVIII Ltd., Income Notes	11.74	0.28	0.00	0.00
Steamboat XXXII Ltd., Income Notes	4.86	0.11	0.00	0.00
Steamboat XXXIII Ltd., Income Notes	4.89	0.09	0.00	0.00
Steamboat XXXIV Ltd., Income Notes	2.71	0.03	0.00	0.00
Steamboat XXXV Ltd., Income Notes	0.95	0.00	0.00	0.00
Steamboat XXXVII Ltd., Income Notes	5.09	0.08	0.00	0.00
Sub Total	$46.41	$1.26	$0.00	$0.00
Prior Loan Accumulation Facilities				
Steamboat XXIX Ltd., Income Notes[2]	$13.73	$0.47	$0.72	$0.00
Steamboat XXX Ltd., Income Notes[2]	8.22	0.22	0.00	0.00
Steamboat XXXI Ltd., Income Notes[2]	12.66	0.45	0.00	0.01
Sub Total	$34.61	$1.14	$0.72	$0.01
Total Loan Accumulation Facilities		$2.40	$0.72	$0.01

Reconciliation to Unaudited U.S. GAAP Financial Statements (as of March 31, 2022)	Income Accrued During Q1 2022
CLO Equity	$23.82
CLO Debt	0.48
Loan Accumulation Facilities	2.40
Other	0.12
Total	$26.82

CLO Debt Holdings (as of March 31, 2022)	Amortized Cost	Income Accrued During Q1 2022	Cash Received During Q1 2022
Barings CLO Ltd. 2022-I, Class E Notes	$4.09	$0.00	$0.00
Carlyle US CLO 2021-1, Ltd., Class D Notes	1.24	0.02	0.02
Carlyle US CLO 2022-1, Ltd., Class D Notes	0.85	0.00	0.00
Catamaran CLO 2014-2, Ltd., Class C Notes	4.73	0.05	0.04
CIFC Funding 2015-III, Ltd., Class F-R Notes	2.40	0.05	0.04
CIFC Funding 2022-I, Ltd., Class E Notes	1.70	0.01	0.00
Dryden 53 CLO, Ltd., Class F Notes	1.06	0.02	0.02
Flagship CLO VIII, Ltd., Class F-R Notes	2.32	0.00	0.00
Great Lakes CLO 2014-1, Ltd., Class C-R Notes	4.99	0.02	0.00
Halcyon Loan Advisors Funding 2018-1 Ltd., Class A-2 Notes	10.30	0.05	0.05
HarbourView CLO VII-R, Ltd., Class F Notes	0.84	0.02	0.00
Marathon CLO VII Ltd., Class D Notes	1.44	0.00	0.04
Marathon CLO VIII Ltd., Class D-R Notes	4.09	0.07	0.07
Marathon CLO XI Ltd., Class D Notes	1.65	0.02	0.02
Mariner CLO 5, Ltd., Class D Notes	2.28	0.02	0.02
Octagon Investment Partners 27, Ltd., Class F-R Notes	0.85	0.02	0.02
Octagon Investment Partners 44, Ltd., Class E-R Notes	0.76	0.02	0.06
OZLM XXII, Ltd., Class D Notes	0.90	0.01	0.01
RR 3 Ltd., Class CR-2 Notes	0.86	0.01	0.01
Steele Creek CLO 2019-1, Ltd., Class E Notes	2.97	0.06	0.06
Whitehorse IX, Ltd., Class D Notes	4.74	0.00	0.00
Wind River 2019-2 CLO Ltd., Class E-R Notes	1.17	0.01	0.00
Total CLO Debt	$56.23	$0.48	$0.48

1. The portfolio level data contained herein is derived from the interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Dollar amounts in millions.
2. The Loan Accumulation Facility has priced into a CLO transaction and is not reflected in the Company's March 31, 2022 unaudited financial statements.



As of March 31, 2022, ECC's portfolio was invested across 143 CLO investments

Summary of ECC's Portfolio of Investments[1]



Cash 1.9%
Other 0.8%
Loan Accumulation Facilities 6.2%
CLO Debt 7.9%
CLO Equity 83.2%

Cash: $14.0 million

Summary of Underlying Portfolio Characteristics[2]

	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021
Number of Unique Underlying Loan Obligors	1,852	1,829	1,704	1,697	1,620
Largest Exposure to an Individual Obligor	0.78%	0.78%	0.79%	0.81%	0.77%
Average Individual Loan Obligor Exposure	0.05%	0.05%	0.06%	0.06%	0.06%
Top 10 Loan Obligors Exposure	5.62%	5.71%	6.07%	6.09%	5.88%
Currency: USD Exposure	98.38%	98.44%	99.62%	99.42%	99.67%
Aggregate Indirect Exposure to Senior Secured Loans[3]	95.96%	97.35%	97.94%	98.02%	96.63%
Weighted Average Junior Overcollateralization (OC) Cushion	4.68%	3.89%	3.41%	3.10%	2.43%
Weighted Average Market Value of Loan Collateral	97.33%	98.34%	98.45%	98.25%	97.68%
Weighted Average Stated Loan Spread	3.58%	3.55%	3.53%	3.54%	3.56%
Weighted Average Loan Rating[4]	B+/B	B+/B	B+/B	B+/B	B+/B
Weighted Average Loan Maturity	4.9 years	4.9 years	4.9 years	4.8 years	4.7 years
Weighted Average Remaining CLO Reinvestment Period	3.1 years	3.0 years	2.9 years	2.8 years	2.3 years

1. The summary of portfolio investments and cash shown is based on the estimated fair value of the underlying positions and cash net of pending trade settlements as of March 31, 2022.
2. The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO", equity and related investments (i.e., loan accumulation facilities) held by the Company as of March 31, 2022 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to March 2022 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, March 2022 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of March 31, 2022 and this data may not be representative of current or future holdings. The weighted average remaining reinvestment period information is based on the fair value of CLO equity investments held by the Company at the end of the reporting period.
3. We obtain exposure in underlying senior secured loans indirectly through CLOs and related investments.
4. Credit ratings shown are based on those assigned by Standard & Poor's Rating Group, or "S&P," or, for comparison and informational purposes, if S&P does not assign a rating to a particular obligor, the weighted average rating shown reflects the S&P equivalent rating of a rating agency that rated the obligor provided that such other rating is available with respect to a CLO equity or related investment held by us. In the event multiple ratings are available, the lowest S&P rating, or if there is no S&P rating, the lowest equivalent rating, is used. The ratings of specific borrowings by an obligor may differ from the rating assigned to the obligor and may differ among rating agencies. For certain obligors, no rating is available in the reports received by the Company. Such obligors are not shown in the graphs and, accordingly, the sum of the percentages in the graphs may not equal 100%. Ratings below BBB- are below investment grade. Further information regarding S&P's rating methodology and definitions may be found on its website (www.standardandpoors.com). This data includes underlying portfolio characteristics of the Company's CLO equity and loan accumulation facility portfolio.



As of March 31, 2022, ECC has exposure to 1,852 unique underlying borrowers across a range of industries

Obligor and Industry Exposure

Top 10 Underlying Obligors[1]	% Total	Top 10 Industries of Underlying Obligors[1,2]	% Total
Cablevision	0.8%	Technology	10.1%
Asurion	0.7%	Health Care	9.4%
Numericable	0.6%	Publishing	7.9%
Transdigm	0.6%	Financial Intermediaries	5.5%
American Airlines	0.6%	Diversified/Conglomerate Service	4.7%
Centurylink	0.5%	Lodging & Casinos	4.4%
Howden	0.5%	Building & Development	4.1%
Univision Communications	0.5%	Telecommunications	4.1%
Acrisure Llc	0.4%	Commercial Services & Supplies	4.1%
Athenahealth	0.4%	Technology: Hardware & Equipment	3.8%
Total	**5.6%**	**Total**	**58.0%**

Note: Amounts shown are rounded and therefore totals may not foot.

1. The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO", equity and related investments (i.e., loan accumulation facilities) held by the Company as of March 31, 2022 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to March 2022 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, March 2022 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of March 31, 2022 and this data may not be representative of current or future holdings.
2. Industry categories are based on the S&P industry categorization of each obligor as reported in CLO trustee reports to the extent so reported. Certain CLO trustee reports do not report the industry category of all of the underlying obligors and where such information is not reported, it is not included in the summary look-through industry information shown; if they were reflected, they would represent 4.8%. As such, the Company's exposure to a particular industry may be higher than that shown if industry categories were available for all underlying obligors. In addition, certain underlying obligors may be re-classified from time to time based on developments in their respective businesses and/or market practices. Accordingly, certain underlying borrowers that are currently, or were previously, summarized as a single borrower in a particular industry may in current or future periods be reflected as multiple borrowers or in a different industry, as applicable.



Maturity Distribution of Underlying Obligors[1]

Prior to 2025, only 10.5% of ECC's underlying loan portfolio matures

% of Fund Exposure

Maturity	%
2022	0.1%
2023	1.9%
2024	8.5%
2025	17.9%
2026	17.3%
2027	16.3%
2028	32.2%
2029+	5.8%

Maturity

1. The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO", equity and related investments (i.e., loan accumulation facilities) held by the Company as of March 31, 2022 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to March 2022 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, March 2022 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of March 31, 2022 and this data may not be representative of current or future holdings.

SELECTED MARKET DATA





SELECTED MARKET DATA
Credit Fundamentals



Average Leverage Multiples of Outstanding Loans (Debt/EBITDA)[1]



Leverage

Average Interest Coverage Multiples of Outstanding Loans (EBITDA/Interest)[1]



Interest Coverage

Average Leverage Multiples of Newly Issued Loans (Debt/EBITDA)[2]



FLD/EBITDA   SLD/EBITDA   Other Sr Debt/EBITDA   Sub Debt/EBITDA

Average Interest Coverage Multiples of Newly Issued Loans (EBITDA/Interest)[2]



EBITDA-Capex/Cash Interest   EBITDA/Cash Interest

Source: S&P LCD.

1. Data based on the weighted average ongoing leverage and interest coverage multiples of all public issuers within the S&P/LSTA Leveraged Loan Index. As of December 31, 2021, this included approximately $185 billion of outstanding loans.
2. Data based on the average point-in-time leverage and interest coverage multiples of newly issued large corporate loans during the period and does not reflect their ongoing financial performance.

SELECTED MARKET DATA
Credit Fundamentals







Source: S&P LCD.
1. Data based on the average annual revenue and EBITDA change (YoY) for public issuers within the S&P/LSTA Leveraged Loan Index. As of December 31, 2021, this included approximately $185 billion of outstanding loans.

SELECTED MARKET DATA
Liquidity Considerations



- Secondary trading is conducted through BWICs ("Bids Wanted in Competition") and privately negotiated sales
- CLO debt and equity tranches typically settle electronically via DTC and trade on a T+2 basis

Annual CLO Trading Volume

Volume in billions

Year	Non-Investment Grade Rated CLO Trenches	Investment Grade Rated CLO Tranches	Total
2011	$15.3	$24.1	$39.4
2012	$70.5	$35.4	$105.9
2013	$36.6	$42.7	$79.3
2014	$32.3	$47.7	$80.0
2015	$39.1	$52.0	$91.1
2016	$37.8	$52.2	$90.0
2017	$42.1	$26.2	$68.3
2018	$28.2	$45.7	$73.9
2019	$36.1	$74.8	$110.9
2020	$50.7	$133.9	$184.6
2021	$61.3	$79.1	$140.4
YTD 2022	$11.3	$41.4	$52.7

There was over $100 billion of CLO trading volume annually on average over the last 5 years

Source: J.P. Morgan, FINRA reported CBO/CDO/CLO trading volume, Reg S transactions are not included. The total activity of the market is unpublished and although these numbers are not perfect, Eagle Point believes they are directionally accurate. Data as of March 31, 2022.





Eagle Point Credit Company Inc.
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www.EaglePointCreditCompany.com

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IR@eaglepointcredit.com
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